                                                                    Exhibit 99.1

        The Onae Trust is a party to a shareholders' agreement dated as of April
        22, 2005. The shareholders' agreement provides, among other things, that if the New Mountain Partners II, L.P., New Mountain Affiliated Investors
        II, L.P., and Allegheny New Mountain Partners, L.P. (collectively, the
        "New Mountain Funds") propose to sell all or any portion of their common stock, then certain parties to the agreement, if requested by the New
        Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction. As a result, the reporting person may be deemed to be a member of a group pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934 (the "Act"). This filing should not be deemed an admission that the reporting person is, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or that the reporting person is the beneficial owner of any securities in excess of the amount in which the reporting person has a pecuniary interest therein, and the reporting person disclaims beneficial ownership of any such securities.